Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211

April 26, 2011

VIA EDGAR
Mr. Edwin Kim, Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

                 Re: Westergaard.com, Inc. (“Westergaard”, “We”, or the “Company”)
                         Form 8-K
                         Filed February 11, 2011
                         File No. 000-29761

Dear Mr. Edwin Kim:

We are in receipt of the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated March 7, 2011 regarding the above referenced filings (the “Comment Letter”). As requested, we are providing the Company’s responses to the Comment Letter. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

References herein to page numbers are to the page numbers in Amendment No. 1 to the Company’s Current Report on Form 8-K (the “the Form 8-K/A”).

Form 8-K filed February 11. 2011

Cover Page

1.	Please revise to clarify whether your file number for this filing should be File No. 000-29761.

Answer: We have revised the file number to clarify that the file number for this filing is File No. 000-29761.

Item 1.01 Entry into a Material Definitive Agreement page 1

2.
Please revise to disclose the date of effectiveness of your Share Exchange Agreement with Anbailun International Holdings Limited and Ansheng International, Inc.  In this regard, we note on page one you reference a "Closing Date" of February 11, 2011, the dated the Share Exchange Agreement was entered. But there are references throughout the filing that the closing date is prospective in nature.  Further, in section 4.02 of Exhibit 2.1, the Closing Date is to occur following "the payment of the outstanding liabilities of Westergaard" and "at a mutually agreeable time and place" upon all conditions being met.  Please revise accordingly.

Answer: We have revised to disclose the date of effectiveness of the Share Exchange Agreement with Anbailun International Holdings Limited and Ansheng International, Inc. We clarify that the date of effectiveness of such Share Exchange Agreement is February 11, 2011 and on the same day immediately after the Share Exchange Agreement took effect, all the conditions of the closing proscribed in the Share Exchange Agreement were met, including but not limited to the payment of the outstanding liabilities of Westergaard.

Business, page 3

Overview, page 4

3.
We note two of the holding companies included in the diagram on page five were incorporated in 2010 whereas the operating company in the PRC was incorporated in 1995.  Please revise your discussion here to clarify how your current corporate structure came to existence.  Please ensure your disclosure clarifies the timing and nature of each transaction, the nature and amount of consideration exchanged, how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquiree.

Answer: We have revised to clarify how our current corporate structure came to existence, including the timing and nature of each transaction, the nature and amount of consideration exchanged, how it accounted for each transaction, and any common ownership between the legal acquirer and acquiree.

4.	Also, please revise the table on page five to identify the parties, including the "other shareholders" and the holders of AnSheng International Inc.

Answer: We have not revised the table to identity the “other shareholders” because the “other shareholders” consist of shares in the float. However, we have updated the table on page 6 to identify Lam Chiu Ming as the sole shareholder of Ansheng International, Inc. and Ding Jinbiao as the 100% beneficial owner within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

5.
Please revise to provide the material terms of your share exchange agreement that occurred between Ansheng (HK) Holdings Limited and Fujian Jinjiang Chendai Ansheng ("Fujian Ansheng"), your operating subsidiary, which was entered on September 15, 2010.  You should also file this document as an exhibit, pursuant to Item 601 of Regulation S-K.

Answer: We have revised to replace the reference to the share exchange agreement with the reference to share transfer agreement dated September 15, 2010 between Ansheng (HK) and Mr. Ding Jinbiao, and provide the material terms of such share transfer agreement. We have also filed this document as Exhibit 10.14 to the amendment to the report on Form 8-K/A.

6.
On page five, you reference that the September 15, 2010 share agreement that first provided foreign ownership of your operating subsidiary Fujian Ansheng was approved by the PRC government on December 13, 2010.  Please revise to identify the entity that approved the agreement, and clarify the regulatory framework under which the approval was required.  We note on page 60 you disclose you are not subject to the approvals or restrictions imposed to certain industries by MOFCOM and the NRDC.

Answer: We have revised to identify the entity that approved the agreement and clarify the regulatory framework under which the approval was required. We have also revised to clarify that while the Company is subject to the approval by the Fujian Provincial Government with respect to any acquisition of the ownership of our PRC Subsidiary, it is not subject to the approval by MOFCOM or NDRC.

Industry Overview, page 5

7.	Please revise to provide the sources of your industry statistics on pages five through seven, including date(s) of publication, title(s), author(s), and whether they are available publicly.

Answer: We have revised to provide the sources of its industry statistics on page eight through nine to include dates of publication, titles, and authors and whether they are available publicly. We have also revised to correct the average annualized growth rate of China’s GDP to be 10.8% for the period of 2004 to 2008, disposable annual income increase rate for urban residents to be 14.5%, 9.8%, 7.8% respectively for the year of 2008, 2009 and 2010, and disposable annual income increase rate for rural residents to be 15.0%, 8.5%, 10.9% respectively for the year of 2008, 2009 and 2010.

8.
On page six you disclose the price range of other companies' products.  To the extent reasonably practicable, and to place this information and the references to "mid-to-low end market" in context, please revise to provide an approximate range for your products, with dollar equivalents.

Answer: We have revised to provide an approximate range for our products with dollar equivalents in mid-to-low end market.

9.
We note the reference in the table on page 14 to Fujian Hongwei Shoes Plastic Co., Ltd., and approximately 32 million soles supplied.  We also note that the supply agreement filed as exhibit 10.2 quantifies approximately 7.5 million.  Please revise to reconcile the apparent inconsistency, or advise.

Answer: We clarify that  the supply agreement filed as exhibit 10.2 reflects a portion of our supply for the year of 2010 by Fujian Hongwei Shoes Plastic Co., Ltd., the “32 million soles supplied” refers to the entire amount of supply for the year of 2009 by such company. Because the financial statement for the year ended December 31, 2010 is included in this Form 8-K/A, the Company has revised the top ten raw material suppliers section with the updated information for 2010.

10.	Also, with a view to revised disclosure, advise us if Fujian or any of the other parties in the table are related persons.

Answer: We advise that neither Fujian nor any of the other parities in the table are related persons.

Website, page 15

11.	Please revise to disclose your company's website, as described on page 15.

Answer: We have revised to disclose its website on page 18.

Risk Factors, page 18

12.	We note the representations on regulatory compliance appearing on pages 20 and 28. Please advise if you have received an opinion from counsel on these matters.

Answer: We have not received an opinion from PRC counsel on these matters. The only legal opinion we received from PRC counsel concerns the legality of the corporate structure as it relates to PRC Law.

13.
We note the following vague references in the second risk factor on page 21: "these ventures," "these acquired companies," "these matters," "these cases," and "these situations."  It is unclear what the risk is and how it is different from what you discuss in other risk factors.  Please revise to clarify the risk here and in the China Regulations section on page 60.

Answer: We have revised the second risk factor on page 21 to eliminate vague references and clarify the contemplated risk is that the uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to the investors and the Company. We have also revised to clarify the foregoing in the China Regulations section.

14.
The first risk factor on page 25 does not identify any material "licenses and permits" that you do not currently have.  Similarly, the first risk factor on page 29 does not identify the material "permits and approvals" referenced.  Please revise to identify any material licenses, permits and approvals here and in the China Regulations section on page 60.

Answer: We have revised to identify material licenses, permits and approvals necessary to its PRC subsidiary’s operation. We have also revised to clarify that we have obtained all the licenses and permits necessary to its operating and business and the purpose of the risk factor on page 28 and page 32 is to inform the readers that there is no assurance that the Company will be able to maintain, renew or obtain new licenses and permits given to reasons provided in the two risk factors.

15.
The third risk factor on page 25 refers to specific amounts that must be set aside pursuant to dividend payment restrictions, but you do not state if you have met the minimum amounts.  Please revise to clarify and in the China Regulations section on page 60.

Answer: We have revised to clarify that it has met the minimum amounts.

16.
We note the fifth paragraph on page 28.  It appears that the referenced actions have already been taken that would subject you to the cited risks, assuming the CSRC interprets the provisions contrary to your belief.  Please revise to clarify and in the China Regulations section on page 60.

Answer: We do not believe that the reverse acquisition requires regulatory approval. We used PRC counsel to assist us in structuring the transaction and PRC counsel advised us that they do not believe that regulatory approval would be required for this transaction. However, this risk factor is included in the Current Report to highlight that there are uncertainties with the PRC law and the government could determine that our interpretation is not consistent with the PRC law.

17.	Please revise to delete the last sentence on page 30 with respect to reliance on factual matters described in your disclosure.

Answer: We have revised to delete the entire risk factor tilted “we have not retained independent professionals for you.”

We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

18.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Answer: We maintain the book and records of its US holding company and its subsidiaries domiciled in the British Virgin Islands and Hong Kong in accordance with the U.S. generally accepted accounting principles the “US GAAP”). Our subsidiary located in the PRC maintains its books and records in accordance with People’s Republic of China generally accepted accounting principles ( the “PRC GAAP”). The basic accounting principles and practice of Chinese GAAP are similar to US GAAP. There are no substantial differences between PRC GAAP and U.S. GAAP.

For our US holding company and other subsidiaries not located in the PRC, we have completed the financial statements through December 31, 2010. We retained a U.S. based accounting/consulting firm, CFO Oncall Asia, Inc., to prepare our U.S. GAAP books and records. Through December 31, 2010, transactions in these companies have been minimal.

19.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Answer: Our operating subsidiary located in the PRC uses PRC GAAP as its basis of accounting. We maintain an adequate records system so we are able to retrieve and compile the information needed for the analysis of our business and our presentation of quantitative and qualitative information in the financial statements and reports filed with the SEC. The books and records of the Company’s operating subsidiary are converted to U.S. GAAP for SEC reporting purposes. First, our accounting department provides the books and records of the Company’s operating subsidiary to CFO Oncall Asia, Inc. (“CFO Oncall”) and our auditor, Bernstein Pinchuk (“BP”) for their audit/review. CFO Oncall works closely with our accounting department to assist in the audit or review process and helps us prepare audit work papers, schedules and analysis. Along with CFO Oncall, we go through each account at the lowest accounting level and analyze the business transactions recorded in the account thoroughly to determine whether it is necessary to make any adjustments in order to present the records in accordance with U.S GAAP.  Additionally, CFO Oncall has helped us record and maintains books and records for our holding company and subsidiaries located outside the PRC.  Based on the final work papers and schedules, we work closely with CFO Oncall Asia to assist us with the following:

●	Consolidation of financial statements and related schedules in accordance with U.S. GAAP.

●
Adjusting/converting entries to convert the books and records of the Company’s operating subsidiary from PRC GAAP to U.S. GAAP. The conversion process includes, but is not limited to, proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830.

●	Preparation of footnote disclosures with related schedules and worksheets to support the financial statements.

●	Preparation of Management Discussion and Analysis of Financial Condition and Results of Operations.

●	Other U.S. GAAP accounting related matters.

CFO Oncall then provides BP with the consolidated financial statements and related schedules for their final review. CFO Oncall ensures that all necessary and appropriate adjustments have been made in the Company’s conversions and disclosures to comply with U.S GAAP. Once BP has completed their final review, the financial statements are provided to our management team, legal counsel, and Board of Directors for review and approval prior to filing.

What is the background of the people involved in your financial reporting?

20.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Answer: We Currently have four individuals as follows that we employ on a full-time basis in our accounting department. These individuals have limited experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. However, they have solid Chinese accounting knowledge. The Company plans on providing them with training regarding U.S GAAP.

General Ledger Accountant

Our general ledger accountant is responsible for maintaining the general ledger and for keeping accurate books and records. Our general ledger accountant graduated from Fujian Province Jinjiang Vocational Technical School in July 2000 and has been employed by the Company since 2010. Prior to joining the Company, work experience included working as a staff accountant at Shishi Desheng Clothing LLP from 2000 to 2002 and as an accountant at Fujian Hongwei Shoes Plastic LLP from 2003 to 2009.

Tax Accountant

Our tax accountant is responsible for the filing of accurate tax returns with the proper tax authority including corporate income taxes, VAT taxes and payroll taxes.  Our tax accountant graduated from the Quanzhou Business School in July 2003 and has been employed by the Company since 2006.  Prior to joining the Company, work experience included working as a staff accountant at Jinjiang Zuotian Shoes & Clothing LLP from 2004 to 2005.

Management Accountant

Our Management Accountant oversees accounts receivables, accounts payables, and revenue recognition. Our Management Accountant interacts with customers and suppliers to collect relevant documentation and overseas collection efforts. Our management accountant graduated from Fujian Province Radio and TV University in June 2006 and has been employed by the Company since July 2010. From 2006 to July 2010, our management accountant worked as a bookkeeper and was in charge of payroll processing at Quanzhou Shuntong Arts & Crafts Co., Ltd.

Cash Accountant

Our Cash Accountant monitors our cash account daily and ensures that recorded cash inflows and outflows match actual receipts. Our Cash Accountant is responsible for managing on-time bill and loan payments and ensuring that we have sufficient cash balances to support checks being paid out. Our Cash Accountant’s work is subject to authorization and review by our CEO.Our cash accountant graduated from Jinjiang Oversees Chinese Vocational Technical School in July 2006 and has been working with the Company since December 2006.

With respect to evaluating the effectiveness of the internal control over financial reporting, the Company plans on hiring a third party professional consultant/accounting firm to assist the Company in establishing the internal control system and evaluating the effectiveness of such system.

21.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for you; and
e)	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Answer: We have retained a U.S. based accounting and consulting firm, CFO Oncall Asia, Inc., to prepare our U.S. GAAP financial statements and assist us with our financial disclosures. CFO Oncall Asia’s information and qualifications are below:

(a) Name and Address: CFO Oncall Asia, Inc.
Mailing address: 1643 Royal Grove Way, Weston, FL 33327
Office address: 1133 S. University Dr., Suite 210, Plantation, FL 33324

(b) Qualifications and Personnel:

The following sets forth the CFO Oncall Asia individuals who assisted us and their respective qualifications.

Adam Wasserman

Since November 1999, Mr. Wasserman has been CEO of CFO Oncall, Inc. and CFO Oncall Asia, Inc., a Weston, Florida based provider of consultant and accounting services specializing in SEC financial reporting, chief financial officer services, budgeting and planning, mergers and acquisitions, audit preparation services, accounting, automated systems, banking relations and internal controls.  Currently, Mr. Wasserman serves as the Chief Financial Officer for Gold Horse International, Inc. since July 2007, Oriental Dragon Corporation since June 2010, Transax International Limited since May 2005 and other U.S listed public companies. Mr. Wasserman also serves as vice president of financial reporting for China Wind Systems, Inc. Previously, Mr. Wasserman also served as Chief Financial Officer for Lotus Pharmaceuticals, Inc. from October 2006 to April 2009, China Wind Systems, Inc. in 2007 and 2008 among others, all under the terms of the consulting agreement with CFO Oncall, Inc. or CFO Oncall Asia, Inc.  Mr. Wasserman serves as a director and audit committee member for China Direct Industries, Inc. and Bohai Pharmaceuticals Group, Inc.

From 1991 to 1999, he was Senior Audit Manager at American Express Tax and Business Services, in Fort Lauderdale, Florida, where his responsibilities included supervising, training and evaluating senior staff members, work paper review, auditing, maintaining positive client relations, preparation of tax returns and preparation of financial statements and the related footnotes primarily for publicly-traded companies. From 1986 to 1991, he was employed by Deloitte & Touche, LLP. During his employment, his significant assignments included audits of public (SEC reporting) and private companies, tax preparation and planning, management consulting, systems design, staff instruction, and recruiting.

Mr. Wasserman holds a Bachelor of Science in Accounting from the State University of New York at Albany. He is an inactive CPA (New York) and a member of The American Institute of Certified Public Accountants and is a director, treasurer and an executive board member of Gold Coast Venture Capital Association.

Gem Zhou – Senior Staff Accountant

Ms. Zhou is an associate of CFO Oncall and assists Mr. Wasserman with providing accounting and financial reporting services to clients located in China. She joined CFO Oncall in May 2008.  Ms. Zhou has hands-on experienced with both U.S. and China GAAP. Prior to joining CFO Oncall, she was a tax staff accountant in Alfonso Mario CPA firm in Miami, Florida, primarily focusing on accounting record reconciliations and individual and corporation tax returns preparations.

From 2000 to 2001, Ms Zhou was an accounting manager at Yihua Attire Inc. in Guangzhou, China. She was in charge of all aspects of accounting included analyzing and recording transactions and adjusting entries, performing month and year end book reconciliation and closing, preparing and reviewing monthly, quarterly and annual financial statements and tax returns, providing assistance during governmental agencies annual examinations, budgeting and reconciliation of capital expenditures, managing cost accounting and inventory control process and providing recommendations to senior management to improve revenue and profits. From 1999 to 2000, Gem Zhou was with Guangxihuan Sport Apparatus Inc. in Guangzhou, China, as a staff accountant in the finance department. She was responsible for day-to-day accounting operations. She handled diversified accounts payable and accounts receivable (including reconciliation, billing, general ledger posting and sub ledger maintenance ), negotiated and enforced collections to expedite the clearance on delinquent accounts, monitored proper controls and systems to effectively manage inventory levels as well as processed and collaborated payroll processing (including timesheets, payroll reports and withholding payroll taxes). Gem is a CPA in the State of Florida. She received her Master of Business Administration with concentration in Accounting from Florida International University. She also holds a Bachelor’s Degree in Accounting from University of Hunan in China.

(c) Qualifications:

Mr. Wasserman has been working with our Company since August 2010, prior to our recapitalization. In addition to Mr. Wasserman’s time, CFO Oncall has full-time dedicated, bilingual, professional employees that also assist Mr. Wasserman with our Company’s financial matters and communication needs. Mr. Wasserman and Ms. Zhou have been an integral member of our team responsible for financial and accounting and have met our expectations and needs.  Their strong background in financial reporting, budgeting and planning, mergers and acquisitions, auditing, accounting, automated systems, and internal controls has helped us implement our business plan and has helped us navigate US GAAP requirements and our financial processes. Mr. Wasserman has substantial experience with SEC filings such as initial public offerings, 10-Ks and 10-Qs and registration statements.  Mr. Wasserman and Ms. Zhou have a strong background in serving companies located in China, and have been extensively involved in managing our private-to-public project and providing accounting and financial services to our Company.

(d) Hours Spent Performing Company’s Work: In 2010 through the date of the recapitalization of our company on February 11 ,2011, CFO Oncall Asia spent approximately 220 hours on 1) the preparation of financial statements for the years ended December 31, 2009, 2008 and 2007, 2) the preparation of financial statements for the nine months ended September 30, 2010, 2009, and 2008, 3) assisting with the preparation of our initial Form 8K filing, and 4) assistance in dealing with audit process.

(e) CFO Oncall Asia, Inc. invoiced us $24,000 for their services through the filing of our initial 8-K on February 11, 2011.

22.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Answer:  We have not retained individuals who are not its employees and who are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting. Please see the responses provided to comments17 through 22 above.

Do you have an audit committee financial expert?

23.	As you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge.

Answer: We currently do not have audit committee. We plan to appoint independent directors in the near future and form an audit committee consisting of individuals who have knowledge of U.S. GAAP and internal control over financial reporting.  One of the independent directors that the Company will appoint will qualify as an “audit committee financial expert.”

24.	In the last risk factor on page 22, you refer to a $6,000,000 offering. Please explain to us what you mean or revise accordingly.

Answer: We have revised the last risk factor on page 25 to remove the reference to a $6,000,000 offering. As of February 11, 2011, we had not closed the financing. Accordingly, this is not discussed in this Current Report on Form 8-k.

25.	Your reference to 81.4% of your shares of common stock being held by insiders in the second risk factor on page 29 does not equal the amounts indicated on page 63. Please revise to reconcile.

Answer: We have revised the second risk factor on page 32 to correct the percentage of shares of common stock being held by insiders.

Change In Accountants

26.
In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant.  We note that two accountants are involved in this transaction: LBB & Associates Ltd. LLP and Bernstein & Pinchuk LLP.  Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

Answer: The change of auditor did not occur at the closing of the reverse acquisition because Westergaard.com, Inc. had to file a Form 10-Q for the period ended January 31, 2011. We determined it was in our best interest to keep our current auditor until that Form 10-Q was filed. We did, however, intend to change our auditors in connection with the reverse acquisition. Accordingly, we filed our Form 10-Q on March 9, 2011 and then on April 22, 2011 we officially changed our auditor. A Current Report on Form 8-k reporting this change of auditor has been filed on EDGAR.

Management's Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 37

27.
We note that your revenues increased at 50-60% rate for the past two years attributable to increased market demand and expansion of your sales network.  Please discuss the primary drivers of market demand, the key variables and indicate any statistics that management tracks.  Please provide a more detailed analysis on how you have expanded your sales networks.  Tell us if you are selling your products to independent parties and quantify the distributors you had for each period.  When you list multiple factors that contributed to changes in an income statement line item, you should quantify the impact of each factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.  Please discuss any known material trends, seasonal effects and uncertainties.  Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.hrm.

Answer: We have revised to address each of the points raised in this above question.

28.	Revise MD&A to provide further clarification of the extent to which increases in sales were attributable to higher prices as opposed to higher volume. See Item 303(a)(3)(iii).

Answer: We have revised MD&A to clarify the extent to which increases in sales were attributable to higher prices as opposed to higher volume.

Liquidity and Capital Resources, page 51

29.
Considering the significant increase in accounts receivable, revise the interim discussion of liquidity to discuss why receivables have increased significantly since year-end. Discuss whether this circumstance represents a trend that will have a material effect upon liquidity.  In this regard, please revise to provide additional detail regarding material accounts receivable balances outstanding at September 30, 2010 that have been outstanding for an extended period along with management's assessment of the collectability of these amounts.  In addition, please provide disclosure regarding amounts that were collected subsequent to September 30, 2010.

Answer: We have revised our discussion of liquidity to discuss why receivables have increased significantly since December 31, 2009, whether this circumstance represents a trend that will have a material effect on our liquidity, and has provided disclosure regarding amounts that were collected subsequent to December 31, 2010.

30.	Given the material impact accounts receivable had on your operating cash flows, please quantify the days sales outstanding for the periods presented and explain significant fluctuations.

Answer: We have revised to quantify the days sales outstanding for the periods presented and explain significant fluctuations.

31.	Please disclose the material terms of all your material loan or credit agreements and file them as exhibits.

Answer: We have revised its liquidity section to disclose the material terms of its loan agreements and we have filed them as Exhibit 10.15, 10.16, 10.17 and 10.18 to the Form 8-K/A.

32.
Please revise page 52 to briefly clarify the circumstances of the dividends to the owner referenced in the third paragraph on page 52 and elsewhere.  Also, revise to identify the "owner" on pages 51, 52 and elsewhere.

Answer: We have revised to clarify the circumstances of the dividends to the owner and identify the “owner” on page 46, 50, 60.

Executive Officers and Directors, page 55

33.
Please revise this section to clarify when the shell company directors resigned and whether you have a single director, Mr. Ding Jinbiao.  Please delete references to directors in the plural if you have one director.  Also, as you do not appear to have any independent directors, it is unclear why you reference "disinterested outside directors" on page 59.  Please revise accordingly.

Answer: We have revised the Executive Officers and Directors section to clarify the shell company directors resigned upon the closing of the Share Exchange and the Company now has a single director, Mr. Ding Jinbiao. The Company has deleted references to directors in the plural. We have revised to remove the reference “disinterested outside directors” on page 59.

34.
Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Ding Jinbiao should serve as a director in light of the registrant's business and structure.

Answer: We have provided the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Ding Jinbiao should serve as a director in light of the registrant's business and structure.

35.	We note references to Ms. Yanyan on page 68. Please advise us whether you arc referring to Mrs. Ding Sunmei. If so, please revise accordingly.

Answer: All references to Ms. Yanyan have been removed and replaced with the appropriate references.

Executive Compensation, page 57

36.
Please revise your summary compensation table and related disclosures on pages 57, 58, 67 and 68 concerning compensation to include disclosure as of your last completed fiscal year, which appears to be December 31, 2010.

Answer: We have revised the summary compensation table and related disclosures concerning compensation to include disclosure as of December 31, 2010. The Company clarifies Shen Jianwei is an independent consultant not an employee and therefore is not an executive officer of the Company. Because Shen Jianwei was included as an executive officer by error, we have revised to remove Shen Jianwei from the executive compensation table.

37.	We note the reference to "salaries paid to management of approximately $121,000" on page 38. Please advise whether such amounts are reflected in the summary compensation table, and if not, why not.

Answer: We clarify that $121,000 is the aggregate amount of an increase in salaries paid to our management (including, but not limited to, Mr. Ding Jinbiao and Mrs. Ding Shunmei) in 2009 compared to 2008. The Company clarifies that the amounts of increase attributable to Mr. Ding Jinbiao and Mrs. Ding Shunmei have been reflected in the summary compensation table.

38.
Given your new status as a public company, revise to address the extent to which and how your compensation policies are anticipated to change.  Also, please provide narrative disclosure explaining the extent to which the cash amounts referenced on page 52 were paid to executive officers in the form of dividends in light of services provided to the company.

Answer: We have revised to address the extent to which and how our compensation policies are anticipated to change. We have also provided narrative disclosure explaining that no cash amounts referenced on page 52 of the original Form 8-K were paid to any individual as executive officers in the form of dividends in light of services provided to the company.

39.
We note that your summary compensation table and your disclosures on pages 58 and 68 refer to compensation paid by Fujian Ansheng.  Further, Exhibits 10.11 and 10.12 solely refer to compensation from Fujian Ansheng to Mr. Ding Jinbiao and Mrs. Ding Sunmei. Please revise this section to clarify all compensation paid to named executive officers, whether paid from a holding company or from a subsidiary.  And clarify whether Mr. Ding Jinbiao, or any other named executive officer, received compensation or has an employment agreement with Westergaard.com, Inc. or any of its subsidiaries beyond the operating subsidiary Fujian Ansheng.

Answer: We have revised the Executive Compensation section to clarify all compensation made to named executive officers are paid from the operating subsidiary, Fujian Ansheng. The Company has revised the Executive Compensation section to further clarify Mr. Ding Jinbiao and Mrs. Ding Shunmei have not received compensation or entered into employment agreements with Westergaard.com, Inc. or any of its subsidiaries beyond the operating subsidiary Fujian Ansheng.  The part of the response to Comment 36 with respect to the correction of Shen Jianwei’s relationship with the Company is incorporated here by reference..

Certain Relationships and Related Party Transactions, page 58

40.
Please revise to disclose the material terms of the 300,000 RMB expense or debt Mr. Ding Jinbiao incurred in connection with leasing the office.  It is unclear whether you are referring to a loan and whether there are any outstanding amounts owed to Mr. Ding Jinbiao.

Answer: We have revised to disclose the material terms of the 300,000 RMB debt owed to Mr. Ding Jinbiao incurred in connection with leasing the office. We have also revised to clarify that such related party transaction is referring to a loan from Mr. Ding Jinbiao.

41.
We note that there appear to be several related party transactions referenced elsewhere but not in this section.  For example, we note the transaction referenced in the second paragraph on page five.  We also note amounts owed to Mr. Ding Jinbiao and loans guaranteed by Mr. Ding Jinbiao or an entity affiliated with his uncle referenced on pages F-15, F-16, and F-18.  Please provide the disclosure required by Item 404(a) of Regulation S-K for all relevant transactions, including the identity of Mr. Ding Jinbiao's uncle.

Answer: We have revised to provide disclosure required by Item 404(a) of Regulation S-K for all relevant transactions.

42.	Revise the first paragraph on page 59 to identify when you anticipate appointing independent directors, and identify the "appropriate" board committees that are anticipated to be created.

Answer: On page 51, we have revised to identify that when we anticipate appointing independent directors, and the "appropriate" board committees that are anticipated to be created.

43.
Revise to delete the reference "[f]rom time to time, one of more of our affiliates" on page 59 and either identify the affiliates and interests or state, if true, that there have not been any for the time period covered by the disclosure.

Answer: We have revised to delete the reference "[f]rom time to time, one of more of our affiliates" and have clarified that no affiliate has formed or held an ownership interest in and/or manage other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers as of the filing of this report on Form 8-K/A.

44.	Please revise the third to last paragraph on page 59 to identify the affiliates and related entities with which you "intend to transact," and clarify the nature of such business.

Answer: We have revised to clarify that except for the transaction described in the related party transaction section on page 58 we do not intend to transact business with affiliates and related entities.

China Regulations, page 60

45.	We note the second to last sentence on page 61. With a view to revised disclosure, advise us if the holding company receives dividends and holds those in US accounts.

Answer: We advise the holding company has not received dividends or held those in US accounts.

Principal Shareholders, page 63

46.	Please revise to clarify who is the control person or beneficial ownership of Ansheng International Inc., Silver Stone Advisors Limited, Silver Rock Capital Limited, and Bonus Capital Co., Ltd.

Answer: We have revised the disclosure on page 55 to clarify that the control person and beneficial owner of Ansheng International Inc. is Mr. Ding Jinbiao, the control person and beneficial owner of Silver Stone Advisors Limited and Silver Rock Capital Limited is Mohammad Ezzat El-Jallad, and the control persons and beneficial owners of Bonus Capital Co., Ltd are Nie Lei, Chen Jun, and Zhang Huide.

47.
Please revise to explain the circumstances under which Mr. Lam Chiu Ming obtained control of Fujian Ansheng through Ansheng International and why he will enter into a prospective share transfer agreement with Mr. Ding Jinbiao.  It appears from page F-8 of Exhibit 99.1 that Mr. Lam Chiu Ming divested his holdings of Fujian Ansheng in 2007. Also, please advise us when the share transfer agreement is expected to be entered.

Answer: We have revised to explain that Mr. Lam Chiu Ming obtained control of Fujian Ansheng through Ansheng International and entered into a prospective share transfer agreement with Mr. Ding Jinbiao, in order to be in compliance with the PRC laws and regulations. In September 2007, Mr. Choumou Ding and Ms. Jinfang Ding transferred their ownership to Mr. Jinbiao Ding, and Mr. Jinbiao Ding contributed additional $971,054 to the Company which increased the Company’s registered capital to $1,607,769. Mr. Lam Chiu Ming did not obtain or later divest any interest in Fujian Ansheng until he acquired the ownership of Fujian Ansheng through ANBAILUN and Ansheng (HK) in September 2010. The Company has revised to disclose the share transfer agreement has been entered on February 11, 2011. A copy of such share transfer agreement is included as Exhibit 10.30 to this Form 8-K/A.

Dividend Policy, page 64

48.	Please provide the disclosure required by Item 201(c) of Regulation S-K for Fujian Ansheng. On pages 51-52, you indicate that you had a large dividend payable in both 2007 and 2008.

Answer: We have provided the disclosure required by Item 201(c) of Regulation S-K for Fujian Ansheng on page 60.

Consultants, page 64

49.
Please revise to clarify whether Silver Stone Advisors Limited, Silver Rock Capital Limited, and Bonus Capital Co., Ltd. have received or will shortly receive shares of common stock or securities pursuant to the Engagement Agreement, the Bridge Loan Agreement, and/or Marketing and Consulting Agreement.  Also, please file each of these agreements as exhibits, pursuant to Item 601 of Regulation S-K.

Answer: On page 56, we have revised to clarify that although both Silver Rock and Bonus Capital will be entitled to receive shares of common stock pursuant to their engagement agreements, neither Silver Stone Advisors Limited nor Bonus Capital Co., Ltd. have received shares of common stock or securities pursuant to the Engagement Agreement, or Marketing and Consulting Agreement, because each party will only be entitled to receive such shares upon the final closing of the offering, which has not occurred yet.

Item 3.02 Unregistered Sales of Equity Securities, page 65

50.
Please revise to provide the facts relied upon to make the exemption available for your issuance of 33,949,212 shares of common stock, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulations D and S, but do not provide sufficient facts for investors to determine whether you qualify for an exemption under those regulations or rules thereunder.  Further, we are unable to locate a Form D filed in respect to this transaction.  Please advise. In addition, we note that Fujian Ansheng or entities affiliated with it hired Bonus Capital under a marketing consultancy agreement that involves matters related to going public in the U.S. capital market. Please revise to provide information required by Item 701 for securities issued to Bonus Capital and other entities.

Answer: On page 57, we have revised to correct that it has relied upon Section 4(2) of and/or Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”) for its issuance of 33,949,212 shares of common stock. We have provided sufficient facts for investors to determine if we qualify for an exemption under Section 4(2) of the Securities Act.

Item 9.01 Financial Statements and Exhibits

51.
We note your disclosures here that your primary operations consist of business and operations of Harbin Jiansheng Consulting Managerial Co. Ltd which are conducted by Heilongjiang Zhongxian Information Co. Ltd.  These disclosures are not consistent with the disclosures under Item 1.01 and 2.01.  Please explain the apparent inconsistencies and revise your disclosures as appropriate.

Answer: We have revised our disclosure to eliminate all references to Harbin Jiansheng Consulting Managerial Co. Ltd and Heilongjiang Zhongxian Information Co. Ltd. as these companies were included in the filing in error.

Exhibits

52.	We note that the supplier, sales and other agreements do not appear to be execution copies showing who signed on behalf of the entities. Please revise or advise.

Answer: We advise that for those agreements that do not have individuals signed on the behalf of the entities were stamped by the corporate seals.

53.	Also, it is unclear why the long-term contracts with distributors referenced on page 16 are not filed as exhibits. Please revise or advise.

Answer: We have revised to correct that the contracts with distributors are one-year contract and therefore are not long-term contracts. A copy of form distribution contract has been included as Exhibit 10.19 to this Form 8-K/A.

Exhibit 99.1

Financial Statements

General

54.
Please note that you are required to update your Form 8-K to replace the interim financial statements for the nine months ended September 30, 2010, 2009 and 2008 with audited financial statements of Fujian Ansheng as of and for the year ended December 31,2010. Refer to Exchange Act Rule 13a-l.  Note that this amended 8-K must also include all of the information required by a Form 10-K.  The amended Form 8-K is due no later than 90 days after the year ended December 31, 2010 or March 30, 2011.

Answer: We have updated the original Form 8-K to replace the interim financial statements for the nine months ended September 30, 2010, 2009 and 2008 with audited financial statements of Anbailun International Holdings Limited as of and for the year ended December 31,2010. Our amended 8-K also includes all of the information required by a Form 10-K.

55.
We note you acquired ANBAILUN International Holdings Limited ("Anbailun'') on February 11, 2011 but have presented financial statements of Fujian Ansheng.  To the extent the acquisition of Fujian Ansheng that was effective on December 13, 2010 by Anbailun's wholly-owned subsidiary, Anshcng (HK), was a common control transaction, the existing financial statements should be retroactively restated to give effect to the transaction and the financial statements should be identified as those of Anbailun.  Please revise or tell us why the requested amendment is not required.

Answer: We have updated the orignial Form 8-K to replace the interim financial statements for the nine months ended September 30, 2010, 2009 and 2008 with audited financial statements of Anbailun as of and for the year ended December 31,2010. Additionally, we provided a pro forma balance sheet to illustrate the estimated effects on our financial statements of the Share Exchange Agreement and related transactions that occurred on February 11, 2011.

Notes to Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition, page F-10

56.
We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104.  Please revise your disclosure to clarify how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated).  If applicable, please highlight whether there are differences between major classes of customers (e.g. distributors, resellers) and/or differences among standard products versus customized orders.  In addition, please revise to expand significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

Answer: We have revised our discussion of revenue recognition to discuss the nature of our customers, significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

57.
We note your policy on sales returns and allowances.  Please clarify whether rights of return, refunds, or sales allowances exist for any sales to your customers.  Describe how you make a reasonable estimate on future returns.  Confirm that your revenue and cost of sales reported in the statements of income have been reduced to reflect estimated returns pursuant to FASB ASC 605-15-25-1.  Please quantify the estimated reductions to your revenue and cost of sales recorded for each period presented.

Answer: We have revised our discussion of our sale returns and allowances to clarify our sales returns policy and to discuss the limited effect returns have on our financial results. We also expanded our discussion to discuss our sale rebate policy to our customers and disclosed that in the statements of income have been reduced to reflect and quantified the sales rebates pursuant to FASB ASC 605-15-25-1 for each period presented.

58.
Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Answer: In Note 2 to the financial statements, we have revised our disclosure to disclose our accounting policy related to shipping and handling costs.

Note 3 - Accounts Receivable, page F-13

59.
We note that your policy is to review accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances.  However, we note that you did not record any allowance for doubtful accounts for the three years ended December 31, 2009.  Please further explain how you evaluated your accounts receivable balances and the factors and conditions that caused you to conclude that an allowance was not necessary.

Answer: In Note 2 to the financial statements for the year ended December 31, 2010, we have explained how we evaluated our accounts receivable balances and the factors and conditions that caused us to conclude that an allowance was not necessary.

Note 11 - Income Tax Payable, page F-16

60.
We note that the accounting standards require the recognition of deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.  However you have recognized no deferred tax asset or liabilities for the three years ended December 31, 2009.  Please explain why you have no deferred tax assets and liabilities.  Also, please revise to provide complete income tax disclosures as required by FASB ASC 740-10-50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

Answer: We have revised its disclosure for income taxes to explain why it has no deferred tax assets and liabilities. Also, the Company has revised its policy note related to income taxes in Note 2 to the financial statements to provide complete income tax disclosures as required by FASB ASC 740-10-50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

Note 15- Commitment and Contingency, page F-18

61.
Please revise to disclose rental expense for each period for which an income statement is presented in accordance with FASB ASC 840-20-50-1.  Additionally, we note you disclose on page 14 that you have entered into agreements with suppliers. Please tell us whether you have any long-term supply agreements and disclose such commitments here as appropriate.

Answer: We have revised our commitment and contingency footnote to disclose rental expense for each period for which an income statement is presented in accordance with FASB ASC 840-20-50-1. The Company does not have any long-term supply agreements with our suppliers.

Exhibit 99.2

Interim Financial Statements for the Nine Months Ended September 30. 2010. 2009 and 2008

General

62.	Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Answer: We have included updated financial statements for the years ended December 31, 2010, 2009 and 2008 which include all revisions to conform to comments made herein.

Note 16-Subsequent Events, page F-l 0

63.	We note your disclosure that effective December 13, 2010, your subsidiary Ansheng (IDC) Limited acquired 100% ownership of Fujian Ansheng. Please revise to provide detailed disclosures regarding the terms of the merger, consideration exchanged and related disclosures. Tell us and disclose how you accounted for this transaction (i.e. purchase accounting, reverse merger, entities under common control etc.) and how it is appropriate. In addition, expand the disclosures in Business and MD&A sections as appropriate.

Answer: In our financial statements for the years ended December 31, 2010, 2009 and 2008, we have revised our disclosure to provide detailed disclosures regarding the terms of the merger, consideration exchanged and related disclosures. As discussed in Note 1 to the financial statements, we accounted for the transaction as a reverse merger or recapitalization. In addition, we expanded the disclosures in our Business and MD&A sections as appropriate.

Form 10-K for the Fiscal Year Ended October 30. 2010

Section 302 Certification

64.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

•          Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four, and five.  Please confirm in future filings, that     you will revise the certifications to address the issue noted above.

Answer: We respectfully noted this comments and confirms that in future filings it will revise the certifications to replace reference to “smaller business issuer” with “the registrant”.

Other Exchange Act Reports

65.	Please note that Westergaard.com is required to file a Form 10-Q for the quarter ended January 31, 2011 to avoid a lapse in reporting.

Answer: At the filing of this Current Report on Form 8-k, we were aware of the reporting requirement for Westergaard.com, Inc. and in order to avoid a lapse in reporting the Company has submitted such required filing on March 9,2011.

We acknowledge that:

–	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

–
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

–
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

  Westergaard.com, Inc.

  By: /s/ Ding Jinbiao
  Ding Jinbiao
  Chief Executive Officer